Filed pursuant to Rule 424(b)(3) and Rule 424(c)
Registration Statement No. 333-168094
PROSPECTUS SUPPLEMENT NO. 2
(to Prospectus dated August 6, 2010)
5,150,680 Shares
Common Stock
     This Prospectus Supplement No. 2 supplements the prospectus dated August 6, 2010, or the prospectus, which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-168094). This prospectus supplement is being filed to update, amend and supplement the information included or incorporated by reference in the prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 31, 2010 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.
     The prospectus and this prospectus supplement relate to the disposition from time to time by Small Cap Biotech Value, Ltd., or SCBV, or its permitted transferees or other successors-in-interest, of up to 5,150,680 shares of our common stock. We are not selling any common stock under the prospectus and this prospectus supplement, and will not receive any of the proceeds from the sale of shares by SCBV.
     Our common stock is listed on The NASDAQ Global Market under the symbol “ONTY.” On August 30, 2010, the last reported sale price of our common stock on The NASDAQ Global Market was $3.29.
     This prospectus supplement should be read in conjunction with the prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the prospectus. If there is any inconsistency between the information in the prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

     Investing in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 6 of the prospectus, and under similar headings in any amendments or supplements to the prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 31, 2010.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): August 27, 2010
ONCOTHYREON INC.
(Exact name of registrant as specified in its charter)

Delaware	001-33882	26-0868560

(State or other jurisdiction of	(Commission File Number)	(IRS Employer
incorporation)		Identification No.)
2601 Fourth Avenue, Suite 500
Seattle, Washington 98121
(Address of principal executive offices, including zip code)
(206) 801-2100
(Registrant’s telephone number, including area code)
(Former name or former address, if changed since last report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
Appointment of Principal Financial Officer / Principal Accounting Officer
     On August 31, 2010, Oncothyreon Inc. (the “Company”) announced that the Company’s Board of Directors (the “Board”) appointed Julie M. Eastland, as Chief Financial Officer and Vice President, Corporate Development. Ms. Eastland’s employment will commence on September 7, 2010.
     Ms. Eastland, age 46, served as Chief Financial Officer and Vice President Finance and Operations of VLST Corporation, a privately held biotechnology company, from February 2006 to 2010. From 2000 to 2005, Ms. Eastland held various finance positions at Dendreon Corporation, a publicly-traded biotechnology company, most recently as the Vice President of Strategic Planning.
     Pursuant to the offer letter, dated as of August 17, 2010, by and between the Company and Ms. Eastland (the “Offer Letter”), she is entitled to a base annual salary of $250,000 and is eligible to receive an annual bonus of up to 30% of this annual base salary, or $75,000, assuming performance at “target.”
     In accordance with the Offer Letter and the terms of the Company’s Share Option Plan and the form of stock option agreement promulgated thereunder, Ms. Eastland will be granted an option to purchase 40,000 shares of the Company’s common stock at the first regular or special meeting of the Board’s compensation committee following commencement of her employment on September 7, 2010. One-fourth of the shares underlying Ms. Eastland’s option will vest on each anniversary of the date of grant, such that the shares underlying the option will be fully vested on the fourth anniversary of the date of grant. Ms. Eastland will also be eligible to participate in the Company’s employee stock purchase plan.
     In addition, Ms. Eastland is entitled to four weeks of paid vacation per year and ten paid holidays and is entitled to participate in the benefit plans made available to the Company’s employees generally. Ms. Eastland is also eligible for Company matching contributions into the Company’s 401(k) plan up to a maximum of 3% of her monthly gross salary (subject to maximums determined by law).
     The Offer Letter also specifies that if Ms. Eastland’s employment is terminated for reasons other than “cause” (as defined in the Offer Letter), she will be entitled to a lump sum payment equal to the sum of nine months’ base pay and nine months’ equivalent of her annual bonus assuming performance at target less, in each case, any required withholding.
     Finally, the Offer Letter specifies that if Ms. Eastland remains employed by the Company at the time of a “change in control” (as defined in the Offer Letter), she will be entitled to a lump sum payment of one year’s base salary and one year’s equivalent of her annual bonus assuming performance at target less, in each case, required withholding.
     A copy of the press release of the Company announcing Ms. Eastland’s appointment is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference. The foregoing summary of the Offer Letter is qualified in its entirety by the terms of the Offer Letter, which is filed with this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference.
Item 9.01 Financial Statements and Exhibits.
     (d) Exhibits.

Exhibit
Number	Description
10.1	Offer Letter dated August 17, 2010 between the Company and Julia M. Eastland.

99.1	Press Release of the Company dated August 31, 2010.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ONCOTHYREON INC.
By:	/s/ Robert L. Kirkman, M.D.
Robert L. Kirkman, M.D.
President and Chief Executive Officer

Date: August 31, 2010

EXHIBIT INDEX

Exhibit
Number	Description
10.1	Offer Letter dated August 17, 2010 between the Company and Julia M. Eastland.

99.1	Press Release of the Company dated August 31, 2010.

Exhibit 10.1

Oncothyreon Inc.	MAIN 206.801.2100
www.oncothyreon.com	FAX 206.801.2101
2601 Fourth Ave., Suite 500
Seattle, WA 98121
August 17, 2010
Ms. Julia Marie Eastland
Seattle, WA 98109
Dear Julie,
I am delighted to offer you the position of Chief Financial Officer (CFO) and Vice President Corporate Development at Oncothyreon Inc. This position reports to Robert Kirkman, President and CEO. Your official start date will be September 7, 2010. This offer includes the following:
1.	A base salary for a regular, full-time position of $10,416.67 per semi-monthly pay period (equivalent to $250,000 on an annual basis). Salaries are paid twice a month, by direct deposit, on the 15th and the second last banking day of each month.

2.	You are eligible to participate in the Company’s non-qualified Stock Option Plan. The plan is governed by the Company’s “Amended and Restated Share Option Plan” (the “Option Plan”) and the terms of this document will govern.

Following your acceptance of this offer, we will recommend to the Compensation Committee of our Board of Directors after commencement of your employment that you receive a grant of options to purchase 40,000 shares of Oncothyreon’s Common Stock, and your grant will be subject to the approval of the Compensation Committee or its delegate. Your grant will be priced in accordance with our equity incentive plan and our policies governing stock option grants. Stock options are vested over a four year period with no more than 25% of the shares subject to the award vesting in any one year period.

3.	You will be eligible for our performance bonus plan at the 30% target level. The performance bonus plan is governed by the Company’s “Employee Incentive Program” document and the terms of this document will govern. Goals for the plan are established at the beginning of the year, and payment is made following the close of the year.

4.	Oncothyreon Inc. offers an “Employee Stock Purchase Plan (ESPP)” which provides eligible employees with an opportunity to purchase shares of our common stock (“Shares”) through accumulated payroll deductions. The Purchase Plan allows you to contribute up to fifteen percent (15%) of your eligible compensation through payroll deductions to purchase Shares during each offering period. You will be eligible the next offering period on December 15, 2010.

5.	Medical, dental, vision and life insurance, short term and long term disability, four weeks (20 days) of accrued vacation, 10 paid holidays and paid parking.

Ms. Julia Marie Eastland
August 17, 2010

6.	You will become eligible for Oncothyreon matching contributions into the Company’s 401(k) plan upon date of hire. Oncothyreon will match your contributions into the plan, up to a maximum of 3% of your monthly gross salary (subject to maximums as deemed by law). Contributions to this plan are made through payroll deductions. This plan is governed by plan documents provided by our carrier for this benefit.

7.	Severance: In the event your employment is terminated for reasons other than “Cause” (as defined below) you will be entitled to the following:

i) Lump sum payment of nine month’s base salary, less required withholding

ii) Lump sum payment of nine month’s equivalent of performance review bonus at target, less required withholding
“Cause” for the purpose of this agreement shall include but not be limited to (i) willful engaging in illegal conduct or gross misconduct which is injurious to the Company or an affiliated company, (ii) being convicted of, or entering a plea of nolo contendere or guilty to, a felony or a crime of moral turpitude; (iii) engaging in fraud, misappropriation, embezzlement or any other act or acts of dishonesty resulting or intended to result directly or indirectly in a gain or personal enrichment to you at the expense of the Company or an affiliated company, (iv) material breach of any written policies of the Company or an affiliated company, or (v) willful and continual failure substantially to perform your duties with the Company, which failure has continued for a period of at least 30 days after written notice by the Company.

Section 409A

i) Notwithstanding anything to the contrary in this letter agreement, no severance payable to you, if any, pursuant to this letter agreement that, when considered together with any other severance payments or separation benefits, are considered deferred compensation under Section 409A (together, the “ Deferred Payments ”) will be payable until you have a “separation from service” within the meaning of Section 409A. Similarly, no severance payable to you, if any, pursuant to this letter agreement that otherwise would be exempt from Section 409A pursuant to Treasury Regulation Section 1.409A-1(b)(9) will be payable until you have a “separation from service” within the meaning of Section 409A.

ii) Notwithstanding anything to the contrary in this letter agreement, if you are a “specified employee” within the meaning of Section 409A at the time of your separation from service, then, if required, the Deferred Payments, which are otherwise due to you on or within the six (6) month period following your separation from service will accrue, to the extent required, during such six (6) month period and will become payable in a lump sum payment on the date six (6) months and one (1) day following the date of your separation from service or the date of your death, if earlier. All subsequent Deferred Payments, if any, will be

Ms. Julia Marie Eastland
August 17, 2010

payable in accordance with the payment schedule applicable to each payment or benefit. Each payment and benefit payable under this letter agreement is intended to constitute a separate payment for purposes of Treasury Regulation Section 1.409A-2(b)(2).

iii) Any amount paid under the letter agreement that satisfies the requirements of the “short-term deferral” rule set forth in Section 1.409A-1(b)(4) of the Treasury Regulations will not constitute Deferred Payments for purposes of clause (i) above.

iv) Any amount paid under this letter agreement that qualifies as a payment made as a result of an involuntary separation from service pursuant to Section 1.409A-1(b)(9)(iii) of the Treasury Regulations that does not exceed the Section 409A Limit will not constitute Deferred Payments for purposes of clause (i) above. “Section 409A Limit” will mean the lesser of two (2) times: (i) your annualized compensation based upon the annual rate of pay paid to you during your taxable year preceding your taxable year of your termination of employment as determined under Treasury Regulation Section 1.409A-1(b)(9)(iii)(A)(1) and any Internal Revenue Service guidance issued with respect thereto; or (ii) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Internal Revenue Code for the year in which your employment is terminated.

v) The foregoing provisions are intended to comply with the requirements of Section 409A so that none of the severance payments and benefits to be provided hereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to so comply. You and the Company agree to work together in good faith to consider amendments to this letter agreement and to take such reasonable actions which are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition prior to actual payment to you under Section 409A.”

8.	Change in Control: In the event there is a “Change in Control” as defined herein and you remain employed through the date of the Change in Control, you will be entitled to the following:

i) Lump sum payment of one year’s base salary, less required withholding, and

ii) Lump sum payment of one year’s equivalent of performance review bonus at target, less required withholding.
Such payments will be made within sixty (60) days following the consummation of the Change in Control, provided that, within forty-five (45) days of the Change in Control, you have signed a separation agreement in a form reasonably satisfactory to the Company, which shall include a general release of all claims against the Company and its affiliated entities.

Ms. Julia Marie Eastland
August 17, 2010

“Change in Control” for the purpose of this agreement shall be deemed to have occurred if, on or after the date hereof (i) the board of directors of the Company passes a resolution to the effect that, for purposes of the Company’s Amended and Restated Share Option Plan, a Change in Control has occurred or (ii) any person or any group of two or more persons acting jointly or in concert becomes the beneficial owner, directly or indirectly, or acquires the right to control or direct, twenty-five (25%) percent or more of the outstanding voting securities of the Company or any successor to the Company in any manner, including without limitation as a result of a takeover bid or an amalgamation of the Company with any other corporation or any other business combination or reorganization, and for purposes hereof “voting security” means any security other than a debt security carrying a voting right either under all circumstances or under some circumstances that have occurred and are continuing.”
To protect the Company’s proprietary interests, all of Oncothyreon’s employees are required to sign a Confidentiality Agreement as a condition of employment.
The Company reserves the right to conduct reference checks, academic checks and background checks on all its potential finance employees. Your job offer is therefore contingent upon a clearance of such investigations. You also must be able to prove your eligibility to work within the United States.
Please note that acceptance of this offer does not create a contract of continuing employment with Oncothyreon Inc. Employment with the company is on an at-will basis, meaning that the employee or the company may terminate the employment relationship at any time and for any reason not expressly prohibited by law.
If you are in agreement with these terms please sign and return one copy of this letter, the other copy is for your files, to acknowledge your acceptance by Tuesday August 24, 2010. This may be faxed to 206-801-2125.
Julie, we all look forward to you joining our team at Oncothyreon and I am confident that you will be able to significantly contribute to the success of our company. Please feel free to contact me at 206-801-2124 if you have any questions.
Sincerely,
/s/ Kathryn Knowles
Kathryn Knowles
Director, Human Resources

/s/ Julia M. Eastland	8/17/10

Julia Marie Eastland	Date

Exhibit 99.1
ONCOTHYREON APPOINTS JULIE M. EASTLAND
AS CHIEF FINANCIAL OFFICER
SEATTLE, WASHINGTON – August 31, 2010 – Oncothyreon Inc. (Nasdaq: ONTY) today announced the appointment of Julie M. Eastland as Chief Financial Officer and Vice President, Corporate Development, effective September 7, 2010. Ms. Eastland’s responsibilities will include financial management, investor relations and business development.
“Ms. Eastland brings more than 25 years of financial management experience to Oncothyreon,” said Robert L. Kirkman, M.D., President and CEO of Oncothyreon. “We are confident that this experience, coupled with her strategic planning and operational expertise in the biotechnology arena, will be an asset to our company, and we welcome her to our management team.”
“I am delighted to join Oncothyreon and am looking forward to contributing to the company’s development,” said Ms. Eastland. “With the first interim look for the START trial of Stimuvax expected by year end, and with multiple Phase 2 trials for the PI-3 kinase inhibitor PX-866 being planned, it is an exciting time in Oncothyreon’s history.”
Ms. Eastland served as Chief Financial Officer and Vice President Finance and Operations of VLST Corporation, a privately-held biotechnology company, from February 2006 to 2010. From 2000 to 2005, Ms. Eastland held various finance positions at Dendreon Corporation, a publicly-traded biotechnology company, most recently as the Vice President of Strategic Planning. Prior to Dendreon, Ms. Eastland worked for Amgen, Inc. as area finance manager and assistant controller for its Colorado operations. Ms. Eastland has also worked as director of finance and planning for Encore Media Group, international finance and business manager and senior financial analyst for SCIENCE Magazine and financial manager for the Discovery Channel. Ms. Eastland received an M.B.A. from Edinburgh University Management School and a B.S. in finance from Colorado State University.
About Oncothyreon
Oncothyreon is a biotechnology company specializing in the development of innovative therapeutic products for the treatment of cancer. Oncothyreon’s goal is to develop and commercialize novel synthetic vaccines and targeted small molecules that have the potential to improve the lives and outcomes of cancer patients. For more information, visit www.oncothyreon.com.
Forward-Looking Statements
This release contains statements that are forward-looking, including statements regarding Oncothyreon’s expectations regarding clinical development activities. Although Oncothyreon believes that the forward-looking statements contained herein are reasonable, it can give no assurance that its expectations are correct. Forward-looking statements involve risks and uncertainties, many of which are beyond Oncothyreon’s control. For a detailed description of such risks and uncertainties, you are encouraged to review the official corporate documents filed with the securities regulators in the United States on U.S. EDGAR and in Canada on SEDAR. Oncothyreon does not undertake any obligation to publicly update its forward-looking statements based on events or circumstances after the date hereof.
# # #
Investor and Media Relations Contact:
Julie Rathbun
Rathbun Communications
206-769-9219
ir@oncothyreon.com
ONCOTHYREON INC.
2601 Fourth Avenue, Suite 500
Seattle, WA 98121
Tel: (206) 801-2100
Fax: (206) 801-2101
http://www.oncothyreon.com